Exhibit 3.1
CERTIFICATE OF DESIGNATION OF
DIGITAL VOTING SERIES A-1 PREFERRED STOCK
OF
OVERSTOCK.COM, INC.

Overstock.com, Inc., a Delaware corporation (the “Corporation”), certifies that pursuant to authority conferred upon the Board of Directors of the Corporation (the “Board of Directors”) by Article Four of the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) and pursuant to the provisions of §151 of the General Corporation Law of the State of Delaware, the Board of Directors duly adopted and approved on May 8, 2019 the following resolution, which resolution remains in full force and effect on the date hereof:
WHEREAS, the Certificate of Incorporation authorizes two classes of stock:  common stock, par value $0.0001 per share (the “Common Stock”), and preferred stock, par value $0.0001 per share (the “Preferred Stock”), issuable from time to time in one or more series; and
WHEREAS, pursuant to the Certificate of Incorporation, any Preferred Stock not previously designated as to series may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being expressly vested in the Board of Directors by the Certificate of Incorporation), without further stockholder approval, which resolution or resolutions shall also set forth the voting powers, full or limited or none, of each such series of Preferred Stock and shall fix the designations, preferences and relative, participating, optional or other special rights of each such series of Preferred Stock and the qualifications, limitations or restrictions of such powers, designations, preferences or rights; and
WHEREAS, pursuant to the Certificate of Incorporation, the Board of Directors is also authorized to fix the number of shares of each such series of Preferred Stock; and
WHEREAS, the Board of Directors has previously established, and the Company has issued shares of, two series of Preferred Stock, respectively designated the “Blockchain Voting Series A Preferred Stock” and the “Voting Series B Preferred Stock”; and
WHEREAS, the Board of Directors desires to authorize, establish and designate an additional series of Preferred Stock substantially similar to the Blockchain Voting Series A Preferred Stock but without certain of the restrictions applicable to the Blockchain Voting Series A Preferred Stock;
NOW, THEREFORE, BE IT RESOLVED, that a series of Preferred Stock with the designation, relative rights, limitations and preferences as provided herein is hereby authorized, established and designated as follows:
Section 1.  Designation.  The designation of such series is “Digital Voting Series A-1 Preferred Stock” (“Series A-1 Preferred”).
Section 2.  Number of Shares.  The number of shares of Series A-1 Preferred shall be One Million (1,000,000).  Such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock undesignated as to series) or decreased (but not below the number of shares of Series A-1 Preferred then outstanding) by the Board of Directors. Shares of Series A-1 Preferred that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and the Corporation shall take all such actions as are necessary to cause such shares to revert to status of authorized but unissued shares of Preferred Stock undesignated as to series.
Section 3.  Definitions.  As used herein with respect to the Series A-1 Preferred:
(a)    “Accrued Dividends” with respect to any share of the Series A-1 Preferred, means an amount computed at the annual Dividend Rate (as defined below) from the Dividend Accrual Date (as defined below) to and including the date to which such dividends have accrued (whether or not such dividends have been declared), less all dividends previously paid on such share of the Series A-1 Preferred.

(b)    “Dividend Accrual Date” means December 16, 2018.
(c)    “Junior stock” means the Common Stock and any other class or series of stock of the Corporation hereafter authorized as to which the Series A-1 Preferred has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.
(d)    “Original Series A Preferred” means the Blockchain Voting Series A Preferred Stock designated by the Corporation.
(e)    “Redemption Notice Deadline” means December 15, 2019.
(f)    “Series B Preferred” means the Voting Series B Preferred Stock designated by the Corporation.
Section 4.  Dividends.
(a)    Rate. Each holder of issued and outstanding Series A-1 Preferred shall be entitled to receive, when, as and if declared by the Board of Directors, for each share of Series A-1 Preferred held by such holder, annual dividends (the “Priority Dividends”) payable in cash at the annual rate of $0.16 per share (the “Dividend Rate”), in preference to any dividend payment to the holders of the Common Stock, but only out of funds that are legally available therefor.
Priority Dividends will accrue and cumulate from the Dividend Accrual Date and shall be payable, if, as and when declared by the Board of Directors annually in arrears on a date selected by the Board of Directors in its sole discretion, to holders of record on a date determined by the Board of Directors in its sole discretion.  Any payment of a Priority Dividend will first be credited against the earliest accumulated but unpaid Priority Dividend due with respect to such share that remains payable.
Priority Dividends payable for any dividend period shorter or longer than a full annual dividend period, if any, will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Priority Dividends not paid will accrue at the Dividend Rate annually on December 15 of each year beginning with December 15, 2019, whether or not the Corporation has earnings or profits, whether or not there are funds legally available for the payment of dividends and whether or not Priority Dividends are declared, and will be entitled to be paid prior to any dividend on the Common Stock.
(b)    Priority of Priority Dividends.  Priority Dividends on the Series A-1 Preferred shall be paid pari passu with dividends on the Original Series A Preferred and on the Series B Preferred. So long as any share of Series A-1 Preferred is outstanding, no dividend may be declared or paid or set aside for payment or other distribution declared or made upon any junior stock of any kind unless, in each case, full cumulative Priority Dividends on all shares of Series A-1 Preferred have been or are contemporaneously paid as provided in Section 4(a). If Priority Dividends are not paid in full or a sum sufficient for such full payment is not so set apart upon the Series A-1 Preferred, all dividends declared upon the Series A-1 Preferred, the Original Series A Preferred, the Series B Preferred and any other shares ranking on a parity with the Series A-1 Preferred with respect to dividends shall be declared pro rata so that the amount of dividends declared per share of the Series A-1 Preferred and dividends declared per share of such shares ranking on a parity with the Series A-1 Preferred with respect to dividends shall in all cases bear to each other the same ratio that accrued and unpaid Priority Dividends per share on the Series A‑1 Preferred and accrued and unpaid dividends per share of such shares ranking on a parity with the Series A-1 Preferred bear to each other.
(c)    Participation Rights in Dividends on Common Stock.  In addition to the dividend rights set forth above regarding the Priority Dividends, the Corporation shall not pay a dividend, whether payable in cash, securities or other property, to the holders of the Common Stock unless the Corporation substantially concurrently pays a dividend to the holders of the Series A-1 Preferred (as of the same record date as the record date for such distribution to the holders of the Common Stock) of the same kind and of the same amount per share of Series A-1 Preferred as is paid per share of Common Stock, payable on the same payment date set for the holders of the Common Stock with respect to such dividend to the holders of record of the Series A-1 Preferred on the same record date as the record date for such dividend to holders of the Common Stock; provided, however, that this Section 4(c) shall not require any dividend payment to the holders of the Series A-1 Preferred and shall not prevent or restrict any dividend to the holders of the Common Stock if the Corporation pays a dividend on the Common Stock consisting solely of shares of its Common Stock, in which case the provisions of Section 8 hereof shall control. If the Corporation redeems or otherwise acquires shares of Series A-1 Preferred prior to the record date for any dividend on the Series A-1 Preferred, the redeemed or acquired shares of Series A-1 Preferred shall have no right to any such dividend.

Section 5.  Liquidation Rights.
(a)    Liquidation.  In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the outstanding shares of Series A-1 Preferred shall be treated as if such shares were additional outstanding shares of Common Stock for the purpose of determining any rights to any distributions of assets.
(b)    Merger, Consolidation and Sale of Assets Not Liquidation.  For purposes of this Section 5, the merger or consolidation of the Corporation with any other corporation, including a merger in which the holders of Series A-1 Preferred receive cash or property for their shares, or the sale of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.
Section 6.  Redemption.
(a)    Optional Redemption. Shares of Series A-1 Preferred may be redeemed, in whole or in part, at the option of the Corporation, by the Corporation by giving notice of such redemption at any time prior to the Redemption Notice Deadline. If the Corporation gives notice of redemption prior to the Redemption Notice Deadline, the Corporation may effect the redemption after the Redemption Notice Deadline.  Notice of redemption may be given either by mailing notice to the holders of record or by press release or other public announcement.  If notice is given by public announcement, by press release or otherwise, such notice shall be effective as of the date of such announcement, regardless of whether notice is also mailed or otherwise given to holders of record.  The redemption price for any shares of Series A-1 Preferred to be redeemed (the “Redemption Price”) shall be payable in cash, out of funds legally available therefor, and shall be equal to the highest of the following: (1) $15.68 plus any Accrued Dividends; (2) 105% of the average trading price of the Common Stock during a five-trading-day period determined by the Corporation in its sole discretion (the “Trading Period”); and (3) 105% of the average trading price of the Series A-1 Preferred during the Trading Period. If fewer than all of the outstanding shares of Series A-1 Preferred are to be redeemed at any time, the Corporation may choose to redeem shares proportionally from all holders, or may choose the shares to be redeemed by lot or by any other equitable method. Shares of Series A-1 Preferred are not subject to optional redemption under this Section 6(a) unless notice of such redemption is given prior to the Redemption Notice Deadline.
(b)    Effectiveness of Redemption. From and after the redemption date specified in the notice of redemption, if funds necessary for the redemption are available and have been irrevocably deposited or set aside, dividends on the Series A-1 Preferred to be redeemed on such redemption date will cease to accrue; such shares will no longer be deemed to be outstanding; and all rights of the holder thereof as a holder of Series A-1 Preferred (except the right to receive from the Corporation the Redemption Price without interest) shall cease and terminate with respect to such shares; provided, that if a share of Series A-1 Preferred is not redeemed on the Redemption Date for any reason (including without limitation, because the Corporation is unable to lawfully pay the Redemption Price), such share of Series A-1 Preferred will remain outstanding and will be entitled to, without interruption, all of the rights, preferences and powers as provided herein.
Section 7.  Conversion.
(a)    Right of Corporation to Cause Conversion.  Subject to the provisions of Section 7(b), the Corporation is entitled, at its sole option, to convert, at any time, each outstanding share of Series A-1 Preferred into one duly authorized, validly issued, fully paid and nonassessable share of Series B Preferred. To convert shares of Series A-1 Preferred into shares of Series B Preferred, the Corporation shall give notice to each holder of record of shares of Series A-1 Preferred stating that the Corporation elects to convert the shares of Series A-1 Preferred into shares of Series B Preferred and the date of such conversion (the “Conversion Date”). On the Conversion Date, all outstanding shares of Series A-1 Preferred shall be converted into shares of Series B Preferred automatically without any further action by the holders of such shares.
(b)    Dividend Arrearages.  If on the Conversion Date there would be a dividend arrearage on the Series A-1 Preferred and there would not be an equal per share dividend arrearage on the Series B Preferred, the Corporation shall make such dividend payment on either the Series A-1 Preferred or the Series B Preferred as may be necessary in order to equalize such per share difference in such dividend arrearages prior to effecting any conversion of the outstanding shares of Series A-1 Preferred into shares of Series B Preferred.  Subject to such per share dividend arrearage equalization, if there is a dividend arrearage on the Series A-1 Preferred on the Conversion Date, the shares of Series B Preferred issued upon the conversion shall be deemed to be subject to the same dividend arrearage as all other then outstanding shares of Series B Preferred.
(c)    Effect of Conversion.  From and after the Conversion Date, no shares of Series A-1 Preferred will be outstanding or deemed to be outstanding, and all rights of the holders thereof as such (except the right to receive from the Corporation the shares of Series B Preferred issuable upon the conversion of the Series A-1 Preferred) shall cease and terminate in all respects.

(d)    No Right of Holders to Cause Conversion.  No holder of Series A-1 Preferred shares shall have any right to cause or require the conversion of any Series A-1 Preferred shares into any other class of capital stock of the Corporation or any other security or any right to cause or require any exchange of any Series A-1 Preferred shares for any other class of capital stock of the Corporation or any other security.
Section 8.  Certain Adjustments. If the Corporation pays a dividend on the Common Stock consisting solely of shares of its Common Stock or if it splits or combines the Common Stock, the Corporation shall use its reasonable efforts to make a corresponding pro rata adjustment to the outstanding shares of Series A-1 Preferred.
Section 9.  Voting Rights.  Except as otherwise provided herein or as required by law, the holders of the shares of Series A-1 Preferred shall vote together with the holders of the shares of the Original Series A Preferred, the Series B Preferred and the Common Stock (and not as a separate class) at any annual or special meeting of stockholders of the Corporation, and each holder of Series A-1 Preferred shall have one vote on all matters submitted to a vote of the holders of the Common Stock for each share of Series A-1 Preferred owned by such holder on the applicable record date.  Holders of Series A-1 Preferred will vote as a class upon any amendment increasing or decreasing the aggregate number of authorized shares of Series A-1 Preferred or altering or changing the powers, preferences or special rights of the Series A-1 Preferred that would adversely affect the holders of the Series A-1 Preferred.
Section 10.  Rights in the Event of Merger or Consolidation Involving the Corporation.  If the Corporation is party to any merger or consolidation pursuant to which all or part of the Common Stock shall be changed into or exchanged for stock or other securities of any other person (or the Corporation) or cash or any other property (or a right to receive the foregoing), then, and in each such case, the Corporation shall use all commercially reasonable efforts to make proper provision so that each outstanding share of Series A-1 Preferred shall be treated as if such share were an additional outstanding share of Common Stock for all purposes in connection with any such merger or consolidation.
Section 11.  Uncertificated Book-Entry Digital Securities.  The Series A-1 Preferred shall be issued as book-entry digital securities directly registered in the stockholder’s name on the Corporation’s books and records. The Series A-1 Preferred shall not be represented by certificates but instead shall be uncertificated securities of the Corporation.
Section 12.  Restrictions and Limitations Applicable to the Series A-1 Preferred.
(a)     Shares of Series A-1 Preferred may be held only through an online brokerage account established by one or more broker-dealers specifically designated by the Corporation from time to time for such purpose (each herein called a “Designated Broker-Dealer”), in accordance with such policies and procedures as may be adopted by such Designated Broker-Dealer from time to time.
(b)    Shares  of Series A-1 Preferred cannot be transferred except through the holder’s account with a Designated Broker-Dealer utilizing an alternative trading system registered with the Securities and Exchange Commission (“SEC”) and operated by PRO Securities LLC, a broker-dealer registered with the SEC, or any successor thereto, including any successor alternative trading system operated by PRO Securities LLC (the “ATS”).
Section 13.  Other Rights.  The shares of Series A-1 Preferred shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein.

IN WITNESS WHEREOF, Overstock.com, Inc. has caused this certificate to be signed by a duly authorized officer this 26th day of June, 2019.

OVERSTOCK.COM, INC.

By:	/s/ E. Glen Nickle
Name: E. Glen Nickle
Title: VP, Legal & General Counsel